MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

T A B L E  O F  C O N T E N T S

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

1.1        Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2009, as publicly filed on SEDAR at www.sedar.com.

The Company adopted International Financial Reporting Standards ("IFRS") and the following disclosure, and associated Financial Statements, are presented in accordance with IFRS. The comparative periods for fiscal 2008 have been restated in accordance with IFRS.

This MD&A is prepared as of March 30, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Factors and estimates that could cause actual results to differ materially from those in the forward-looking statements include market prices for metals, the conclusions of pre-feasibility, final feasibility and technical analyses, lower than expected grades and quantities of mineralization and resources, mining and recovery rates, availability of necessary capital, changes in and the effect of government policies, the ability to obtain required permits, delays in exploration and development projects and the possibility of adverse development in the financial markets. All statements, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio- economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2        Overview

1.2.1     Summary

Northern Dynasty is a mineral exploration company which owns 50% of the Pebble Limited Partnership (the "Pebble Partnership"). The Pebble Partnership owns the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"), which consists of the Pebble deposit and 153 square miles of associated resource lands; and has access to a stream of financing for comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Project.

The Pebble property is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favorable conditions for successful mine site and infrastructure development.

An extensive, northeast-trending mineralized system underlies the Pebble property. Mineralization was discovered and an initial mineral resource outlined in the Pebble porphyry copper deposit through drilling by a previous operator during the period 1987-1997.

Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001, and in 2002 carried out an initial exploration program outside of the Pebble deposit area that resulted in the discovery of two other porphyry copper-gold-molybdenum deposits, a porphyry copper zone and a gold-copper skarn occurrence along the mineralized trend. Since 2002, work has focused on the main Pebble deposit, resulting in discovery of higher grade mineralization to the east and an overall expansion of the deposit. Comprehensive technical programs, including drilling, engineering, environmental and socioeconomic studies, have been underway since 2004.

In mid-2007, Northern Dynasty and Anglo American plc ("Anglo") established the Pebble Partnership (see section 1.2.2) to engineer, permit, construct and operate a modern, long-life mine at Pebble. To retain its 50% interest in the Pebble Partnership, Anglo is required to complete a staged investment of US$1.425 or US$1.5 billion if the feasibility study is completed after 2011, to advance the Pebble Project toward permitting and operations.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Work in 2009 and 2010

An update to the mineral resource estimate for the Pebble deposit was announced in February 2010. The results at a 0.30% copper equivalent (CuEQ)1 cut-off are:

  5.94 billion tonnes of Measured and Indicated Mineral Resources grading 0.2% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum; and

  4.84 billion tonnes of Inferred Mineral Resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

The new estimate represents a 17% increase in resources within the measured and indicated categories, and a 12%, 14% and 16% increase in contained copper, gold and molybdenum, respectively.

The Pebble Partnership is currently working to advance a prefeasibility study (“PFS”) for the Pebble Project and prepare for permitting under the National Environmental Policy Act (“NEPA”). Activities in 2009, and those planned for 2010, are focused on these goals. It is expected that project permitting will be initiated in 2011, and the process is estimated to take 2 to 3 years to complete.

Budget expenditures of up to US$72.9 million have been approved by the board of the general partner (Pebble Mines Corp.) for 2010. A technical review will be undertaken in May 2010, at which time the engineering budget required to move the Pebble Project forward toward a timely completion of the PFS will be further reviewed.

Northern Dynasty has cash and cash equivalents on hand of $44.9 million for its operating requirements. With the project funding committed by Anglo for 2010, and given its holdings of cash and cash equivalents, management believes that the Company has sufficient sources to cover its short and long term cash requirements.

1.2.2     Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble Property interests into a limited partnership, the Pebble Partnership. An indirect wholly-owned subsidiary of Anglo subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, potentially increasing to US$1.5 billion, as described below.

______________________________________________

1 See notes to the Table in section 1.2.3.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Anglo’s staged investment requirements include an initial minimum expenditure of US$125 million. This investment funded expenditures on the project approved by the Board of the general partner (Pebble Mines Corp.), with the goal of producing a prefeasibility study. After approval of a prefeasibility study, Anglo is required, in order to retain its 50% interest in the Pebble Partnership, to commit to further expenditures which bring its total investment to at least US$450 million which amount is to be expended towards producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. The final feasibility study may require more than the cumulative US$450 million of expenditures. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo and the Company on a 50:50 basis (subject to dilution for non-contribution). If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

On adoption of IFRS, the Company determined that the investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity in accordance with International Accounting Standard 31, Interests in Joint Ventures. The Company has elected to apply the equity method to account for its interest in the Pebble Partnership. Previously, under Canadian generally accepted accounting principles ("Canadian GAAP"), the Company considered the Pebble Partnership a variable interest entity with the Company the primary beneficiary and consequently had consolidated the activities of the Pebble Partnership and recognized a non-controlling interest.

Anglo’s cash contribution since the formation of the Pebble Partnership on July 31, 2007 to December 31, 2009 amounts to $264 million (US$245.8 million) (year ended December 31, 2009 –$69.8 million (US$61.8 million)).

Senior management of the Pebble Partnership is now fully in place in Anchorage, Alaska. The Alaska-based operations are guided by the board of the general partner with equal representation from Anglo and Northern Dynasty.

1.2.3     Technical Programs

The Pebble Partnership has assembled an experienced engineering and permitting team to prepare a Prefeasibility Study for the Pebble Project, consisting of over 20 senior engineers and technical specialists (many of whom are from Anglo and others are from Northern Dynasty), as well as engineering firms and specialized consultancies from around the world.

The 2009 work plan, described in more detail below, included site investigations (resource and environmental drilling); engineering studies (evaluation of project options to optimize the project scale and completion of trade-off studies to determine the preferred project components); continuation of baseline data collection in key areas (e.g. hydrology, water quality, fish resources) and analysis of data collected in previous years for the Environmental Baseline Document; and a public affairs program to engage communities and project stakeholders, and to advance initiatives in the areas of workforce development, business development and public education.

Exploration and Resource Drilling

The 2009 drilling program included condemnation drilling in the area of site facilities to facilitate completion of PFS mine planning and exploration drilling outside of the main Pebble resource area.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Drilling was completed in two phases that took place during the periods of May to June and August to October 2009. Approximately 34,940 feet of drilling was completed in 36 holes.

On February 12, 2010, the Alaska Department of Natural Resources (DNR) announced that temporary land and water use permits granted to facilitate exploration drilling at the Pebble Project would be temporarily suspended, pending the submission of a plan to ensure that future water withdrawals comply with state permits. The Pebble Partnership was fined a total of $45,000 for instances between 2007 and 2009 in which water was drawn from unpermitted sources. The Pebble Partnership has taken steps to comply with the new permitting requirements put forward by the DNR and does not expect any delay to its 2010 field season.

Pebble Deposit Resources

The January 2010 updated mineral resources estimate for the Pebble deposit is based on 509 core holes, including 37 new holes drilled since mid-2008. The estimate was prepared for the Pebble Partnership by David Gaunt, P.Geo., a qualified person as defined under 43-101 who is not independent of Northern Dynasty. A technical report has been filed on www.sedar.com.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

PEBBLE DEPOSIT MINERAL RESOURCES – JANUARY 2010

MEASURED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	527,000,000	0.33	0.35	178	0.65	3.8	5.9	0.21
0.40	508,000,000	0.34	0.36	180	0.66	3.8	5.9	0.20
0.60	277,000,000	0.40	0.42	203	0.77	2.4	3.7	0.12
1.00	27,000,000	0.62	0.62	301	1.16	0.4	0.5	0.02

INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	5,414,000,000	0.43	0.35	257	0.80	51.3	60.9	3.07
0.40	4,891,000,000	0.46	0.36	268	0.85	49.6	56.6	2.89
0.60	3,391,000,000	0.56	0.41	301	1.00	41.9	44.7	2.25
1.00	1,422,000,000	0.77	0.51	342	1.30	24.1	23.3	1.07

MEASURED + INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	5,942,000,000	0.42	0.35	250	0.78	55.0	66.9	3.28
0.40	5,399,000,000	0.45	0.36	260	0.83	53.6	62.5	3.09
0.60	3,668,000,000	0.55	0.41	293	0.98	44.5	48.3	2.37
1.00	1,449,000,000	0.76	0.52	341	1.29	24.3	24.2	1.09

INFERRED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	4,835,000,000	0.24	0.26	215	0.53	25.6	40.4	2.29
0.40	2,845,000,000	0.32	0.30	259	0.66	20.1	27.4	1.62
0.60	1,322,000,000	0.48	0.37	289	0.89	14.0	15.7	0.84
1.00	353,000,000	0.69	0.45	379	1.20	5.4	5.1	0.29

Note 1

Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area. Recovery values reflect average results of metallurgical testwork completed to date and are subject to revision pending ongoing metallurgical studies. Revenue is calculated for each metal based on grades, recoveries and selected metal prices: accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery as show below:

CuEQ (Pebble West) = Cu % + (Au g/t x 69.6%/85% x 29.00/40.79) + (Mo % x 77.8%/85% x 275.58/40.79)
CuEQ (Pebble East) = Cu% + (Au g/t x 76.8%/89.3% x 29.00/40.79) + (Mo % x 83.7%/89.3% x 275.58/40.79)

Note 2

By prescribed definition, “Mineral Resources” do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The mineral resources fall within a volume or shell defined by long-term metal price estimates of US$2.50/lb for copper, US$900/oz for gold and US$25/lb for molybdenum.

Note 3

For bulk underground mining, cut-offs such as 0.60% CuEQ, are typically used for porphyry deposit bulk underground mining operations at copper porphyry deposits located around the world. A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.

Note 4	All mineral resource estimates, cut-offs and metallurgical recoveries are subject to a feasibility study.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Engineering

The 2009 engineering program was designed to assess a range of options to optimize the project scale, including trade-off studies of major project components; metallurgical studies to determine the optimal conventional processing systems and designs; and evaluations of the major infrastructure elements to identify the optimum alternatives and designs for these project components.

Metallurgy

In 2009, work was focused on assessing the Pebble West supergene zone and advancing variability testwork for the entire deposit. Following detailed copper speciation analyses in 2007 and early 2008, the relative metallurgical responses of the various types of mineralization throughout the deposit were tested. In the second quarter, additional analysis to clarify the supergene metallurgy commenced in conjunction with an ongoing geo-metallurgical program on material from both the Pebble East and Pebble West areas, which will be used to refine the metallurgical flowsheet for the completion of the prefeasibility study. Work was further advanced, in particular on the geo-metallurgy, in the third and fourth quarters.

Infrastructure

A base case for project infrastructure has been developed in conjunction with the ongoing prefeasibility study program. Infrastructure for the project includes port, road, and power options that will be necessary to support future mine operations. Alternatives were developed and assessed in 2008 and reviewed in 2009 to identify the optimal infrastructure plans and to determine any opportunities for cost savings and improvements to the time table for development.

Environmental and Socioeconomic Studies

Comprehensive environmental and socioeconomic baseline study programs are ongoing, with the objectives of collecting data in the Pebble East area and comparing annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary areas of focus for 2009 field programs were hydrology, water quality and fish resources.

The Environmental Baseline Document (EBD) remains on schedule to be finalized in late 2010. This document will be submitted with permit applications once mine engineering and a proposed development plan is completed. The EBD will present information and analysis on baseline physical, biological and social conditions based upon ongoing data collection by the Pebble Partnership’s environmental study team since 2004. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

A lawsuit filed on July 29, 2009, in Anchorage Superior Court by Trustees for Alaska (an environmental law firm) on behalf of certain activists asserts that the Alaska Department of Natural Resources violated Alaska’s Constitution by granting exploration and temporary water use permits to the Pebble Partnership. Neither the Company nor the Pebble Partnership is named as parties, however the Pebble Partnership has been granted intervener status in the case. While plaintiffs had requested a preliminary injunction to halt exploration activity at Pebble until the case is resolved, the court denied this request on November 27, 2009. The court is expected to hear the Trustees’ constitutional challenge in late 2010. The lawsuit is considered unlikely to succeed as it seeks to impugn the State’s regulatory regime for resource management.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Cultural Studies

Archaeological studies have been carried out on all areas that might be disturbed by the project, with the exception of possible road and port locations. Examination of the road and port sites are not expected until 2010, once a decision is made regarding the exact location of these project features.

Community Engagement

An active program of stakeholder outreach continued in 2009, including community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in Alaska. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to educate participants about modern mining practices.

The Keystone Center, a non-profit organization that specializes in developing stakeholder dialogue processes, has initiated an independent dialogue process around the Pebble Project. The 2009 program included the recruitment of independent technical and scientific experts to review the Pebble Partnership’s work and serve as a credible and objective arbiter for project stakeholders.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – a five-year, US$5 million endowment, established in February 2008, to enhance the health and sustainability of regional fisheries and the communities they support. An advisory board of citizens representing communities from throughout Bristol Bay developed the grant criteria and awards Pebble Fund grants. Approximately US$1.6 million was dispensed in 2009.

2.

The Pebble Project Pre-Permitting Environmental & Socio-Economic Data Release Series is a voluntary initiative to share the preliminary findings of the comprehensive environmental study program with project stakeholders prior to the beginning of project permitting. In 2009, the Pebble Partnership issued 7 data reports, namely: trace elements (vegetation, fish, mammal and mussel tissue); aquatic macroinvertebrates and periphyton; marine nearshore habitats; marine nearshore fish and benthic invertebrates; noise; Lake Iliamna Studies; and Visual Resources.

Workforce development initiatives included additional training in the areas of equipment operations, health, safety and environment. Working with the U.S. and Alaska Departments of Labor, the Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. The Company is also investing in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. College scholarship programs for Bristol Bay high school students also continued in 2009.

Plans for 2010

Approved budget expenditures for the US$72.9 million program at the Pebble Project in 2010 include:

  an engineering program to finalize a Prefeasibility Study and prepare for project permitting in 2011;

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

  an environmental and socioeconomic study program to continue baseline data collection in key areas (e.g. hydrology, water quality, fish resources) and to complete an Environmental Baseline Document in preparation for project permitting;

  a geology and site investigation program headquartered in Iliamna, Alaska to undertake ongoing exploration drilling, and support engineering and environmental studies;

  a public affairs program to engage project stakeholders and local communities, and advance key initiatives in the areas of workforce development, business development and public consultation; and

  corporate and administrative costs.

1.2.4     Market Trends

Copper prices increased significantly between late 2003 and mid 2008, and then dropped in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, averaging US$2.34/lb for the year.

Prices remain strong in 2010. The average price for the year to the date of this report is US$3.28/lb.

Although there has been periodic volatility in the gold market, the average annual price has increased for the past four years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices were strong in 2009. Prices ranged from US$802/oz in early January to US$1200/oz in early December and averaged US$974/oz over the year.

Prices remain strong in 2010. The average price for the year to the date of this report is US$1,110/oz.

Molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007. Although dropping significantly in the latter part of 2008, the average price for the year was US$28.98/lb.

Molybdenum prices continued to decrease in 2009 to early May, then began to increase, averaging US$11.28/lb for the year.

Prices have been stronger in 2010. The average price to the date of this report is US$15.74/lb.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

1.3        Selected Annual Information

The Company adopted and transitioned to International Financial Reporting Standards ("IFRS") as of January 1, 2008. The comparative periods for fiscal 2008 have been restated in accordance with IFRS as part of the transition to IFRS. The reconciliation from Canadian GAAP (“GAAP”) to IFRS is included in Note 16 in the notes to the consolidated financial statements. All figures are expressed in thousands of Canadian dollars, except per share amounts.

		In accordance	In accordance	In accordance	In accordance
		with IFRS	with IFRS	with IFRS	with GAAP
		As at	As at	As at	As at
		December 31	December 31	January 1	December 31
Statements of Financial Position		2009	2008	2008	2007
Other assets	$		$11	$15	$674
Mineral property interests		–	–	–	168,222
Investment in the Pebble Partnership		104,937	121,611	98,976	–
Current assets		45,133	46,282	41,236	41,381
Total assets		150,070	167,904	140,227	210,277
Shareholders’ equity		146,070	163,315	134,961	109,311
Other liabilities		3,807	4,441	3,614	93,338
Current liabilities		193	148	1,652	7,628
Total shareholders’ equity and liabilities		150,070	167,904	140,227	210,277
Working capital		44,940	46,134	39,584	33,753

	In accordance with	In accordance with	In accordance with
Statements of Comprehensive Loss (Income)	IFRS	IFRS	GAAP
	Year ended December	Year ended December	Year ended
Expenses (income)	31 2009	31 2008	December 31 2007
Conference and travel	$349	$273	$1,161
Depreciation	–	4	146
Donations	445	–	–
Exploration	321	408	86,424
Insurance	263	407	405
Legal, accounting and audit	354	370	1,649
Office costs	331	226	2,565
Salaries	1,453	1,381	2,092
Shareholder communication	750	384	623
Trust and filing	199	235	485
Foreign exchange loss (gain)	130	(9,130)	3,878
Future (deferred) income tax recovery	(25)	–	(3,815)
Impairment of marketable securities	15	–	–
Impairment of property, plant and equipment (“PPE”)	11	–	–
Loss on disposal of fixed assets	–	–	11
Gain on disposal of marketable securities	–	–	(1)
Interest income	(335)	(1,115)	(2,749)
Share-based compensation	8,479	7,707	11,133
Loss for the year	$12,740	$1,150	$104,007

Basic and diluted loss per common share	$0.14	$0.01	$1.13
Weighted average number of common shares outstanding	92,828,293	92,543,639	91,978,571

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

1.4        Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Presented in accordance with IFRS
	Dec 31	Sep 30	Jun 30	Mar 31		Dec 31	Sep 30	Jun 30	Mar 31
	2009	2009	2009	2009		2008	2008	2008	2008
					$
Other assets	$–	$–	$1	$2		11	$15	$15	$15
Equity Investment	104,937	106,904	116,120	125,935		121,611	106,255	101,812	102,631
Current assets	45,133	45,236	45,641	45,316		46,282	40,665	40,124	40,726
Total assets	150,070	152,140	161,762	171,253		167,904	146,935	141,951	143,372

Equity	146,070	151,797	161,693	171,087		163,315	146,021	141,837	143,282
Other liabilities	3,807	–	–	–		4,441	–	–	–
Current liabilities	193	343	69	166		148	914	114	90
Total shareholders’ equity and liabilities	150,070	152,140	161,762	171,253		167,904	146,935	141,951	143,372

Working capital	44,940	44,893	45,572	45,150		46,134	39,751	40,010	40,636

Comprehensive Loss
Expenses
Conference and travel	59	101	79	110		61	109	41	62
Depreciation	(11)	1	1	9		4	–	–	–
Donations	–	–	–	445		–	–	–	–
Exploration	241	11	17	52		(212)	551	2	66
Foreign exchange loss (gain)	12	74	86	(42)		(6,513)	(1,580)	255	(1,291)
Insurance	64	66	65	67		76	111	111	110
Impairment on marketable securities	15	–	–	–		–	–	–	–
Legal, accounting and audit	128	130	55	41		246	48	136	(60)
Office costs	34	51	168	77		(158)	272	55	53
Salaries	249	361	393	450		280	766	162	173
Shareholder communication	113	230	213	194		167	79	86	52
Share-based compensation	1,346	1,313	1,352	4,468		2,369	893	3,777	670
Trust and filing	9	18	28	146		8	39	16	171
Total before undernoted	2,259	2,356	2,457	6,017		(3,672)	1,288	4,641	6

Interest income	(89)	(111)	(47)	(88)		(338)	(150)	(235)	(392)
Impairment loss on PPE	11	–	–	–		–	–	–	–
Loss (income) for the period	2,181	2,245	2,410	5,929		(4,010)	1,138	4,406	(386)
Loss (gain) on marketable securities	–	2	(1)	–		1	9	(1)	2
Exchange arising on translation of the Pebble Partnership	1,967	9,216	9,815	(4,324)		(15,356)	(4,443)	818	(3,654)
Defered income tax recovery	(25)	–	–	–		–	–	–	–
Deferred income tax	(609)	–	–	–		827	–	–	–
Comprehensive loss (income)	$3,514	$11,463	$12,224	$1,605		$(18,538)	$(3,296)	$5,223	$(4,038)

Basic and diluted loss (income) per common share	$0.02	$0.02	$0.03	$0.06		$(0.04)	$0.01	$0.05	$0.00

Weighted average number of common shares outstanding YTD (thousands)	93,063	92,958	92,728	92,557		92,544	92,544	92,544	92,544

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

1.5        Results of Operations

The following financial data has been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") and are expressed in Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

Results of Comprehensive Loss for the Year Ended December 31, 2009 vs. 2008

Loss for the year ended December 31, 2009 was $12.7 million, compared to a loss of $1.2 million for the previous fiscal year. The increase in loss was due to a significant foreign exchange gain realized in the prior year as a result of the Company’s converting its US dollar cash into Canadian dollars.

In the current year, share-based compensation expense increased to $8.5 million (2008 – $7.7 million) as a result of share purchase options granted during the year. $4.5 million of the total share-based compensation expense recognized during the year was in the first quarter due to the vesting of share purchase options in the first quarter. The Company recognizes the fair value of options at the grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. The higher expense in the first quarter of 2009 was due to the vesting of certain tranches share purchase options during the period. The Company also donated shares in the Company in the first quarter to the Britannia Beach Historical Society, a registered charitable organization that owns the British Columbia Musuem of Mining, at a cost of $0.4 million (being the fair market value of the shares at the time of donation). Office costs increased marginally by $0.1 million compared to the previous year due to subscription costs and set-up fees related to a datasite. Shareholder communication costs increased to $0.8 million in 2009 from $0.4 million in 2008 due mainly to increased investor relations activities in Europe.

The Company recorded a foreign exchange loss of $0.1 million for the year compared to a $9.1 million gain in fiscal 2008. In 2008, the Company’s cash and cash equivalents were held mainly in US dollars which resulted in gains on translation as the Canadian dollar depreciated against the US dollar from $0.99 at the end of December 2007 to $1.22 at the end of December 2008. However, cash and cash equivalents are now predominately held in Canadian dollars and as such, the Company’s exposure to foreign exchange fluctuations have been minimal during 2009.

As a result of the credit crisis, interest rates earned on cash deposits were at record lows and resulted in the Company earning only $0.3 million in interest in 2009 as compared to $1.1 million in 2008.

As a result of the depreciation of the US dollar in 2009 (from approximately 1USD=1.22CAD on January 1, 2009 to 1USD=1.05CAD at December 31, 2009), the Company recorded an exchange loss in other comprehensive loss of $16.7 million during the year relating to the exchange differences arising on translation of the Company’s equity investment in the Pebble Partnership, which has a US dollar functional currency. During the year, the US dollar appreciated from 1USD=1.22CAD at January 1, 2009 to 1USD=1.26CAD at March 31, 2009 (resulting in a Q1 exchange gain of $4.3 million on on the Company’s equity investment in the Pebble Partnership); followed by a depreciation in the US dollar to 1USD=1.16CAD at June 30, 2009 (resulting in an Q2 exchange loss of $9.8 million); a further depreciation to 1USD=1.07CAD at September 30, 2009 (resulting in an Q3 exchange loss of $9.2 million); and a depreciation in to 1USD=1.05CAD at December 31, 2009 (resulting in an Q4 exchange loss of $2 million). This is in comparison to an exchange gain in fiscal 2008 where the US dollar appreciated from 1USD=0.99CAD on January 1, 2008 to 1USD=1.22CAD December 31, 2008, resulting in a exchange gain in other comprehensive income of $22.6 million for the fiscal 2008 year.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Investment in the Pebble Partnership

As indicated in section 1.2.2, the Company adopted IFRS from January 1, 2009 with a transition date of January 1, 2008. The Company has determined that, in accordance with IFRS, it has joint control of the Pebble Partnership and has elected to account for its investment in the Pebble Partnership under the equity method. The transition to IFRS is explained further in section 1.13.

Expenditures incurred on the Pebble Project through the Pebble Partnership are being funded 100% by Anglo. Anglo’s total contributions from inception to December 31, 2009 are $264 million (US$245.8 million).

For the year ended December 31, 2009, the Pebble Partnership incurred total losses of $68.3 million (2008 – $151.0 million). Exploration costs decreased to $59.3 million from $142.2 million in the previous year as the Pebble Partnership continued to focus on preparing a Pre-Feasibility study for the Pebble Project. The main exploration expenditures during the year were for:

  engineering (2009 – $11.7 million; 2008 – $29.4 million);
  environmental planning and testing (2009 – $18 million; 2008 – $27.1 million);
  site activities (2009 – $22 million; 2008 – $71.6 million); and
  public affairs (2009 – $7.6 million; 2008 – $14.1 million).

For further discussion on exploration activities and the technical programs undertaken during 2009, please refer to section 1.2.3.

1.6        Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Except for 2008, the Company has issued common shares in each of the past few years pursuant to private placement financings and the exercise of warrants and/or share purchase options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo (described below). Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $45 million in cash and cash equivalents for its own operating requirements. With the project funding committed by Anglo for 2010, and given its holdings of cash and cash equivalents, the Company believes it has sufficient sources to cover its short and long term cash requirements.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

As discussed in section 1.2.2. , the Company is in a 50:50 limited partnership with Anglo. Each of the Company and Anglo effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, increasing to US$1.5 billion if the feasibility study is completed past 2011, over a period of several years. This includes an initial minimum expenditure of US$125 million to be expended towards a prefeasibility study (funding completed as of 2008), plus a requirement to fund any additional expenditures approved. Thereafter in order to retain its 50% interest, Anglo is required to commit to further expenditures which bring its total investment to at least US$450 million, which amount is to be expended producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion to US$1.5 billion in order to retain its 50% interest in the Pebble Partnership.

At December 31, 2009, the Company had working capital of approximately $44.9 million as compared to $46.1 million at December 31, 2008.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Pebble Partnership has purchase orders for goods and services relating to engineering, environmental, stakeholder affairs and site operations activities on the Pebble Project. It also is responsible for all maintenance payments on the property and routine office leases. All costs are funded through existing cash resources in the Pebble Partnership which are being funded by Anglo and are in the normal course of operations.

1.7        Capital Resources

The Company has no long-term debt and had 93,173,976 common shares issued and outstanding at December 31, 2009.

The Company had no commitments for material capital expenditures as of December 31, 2009.

The Pebble Partnership, which is being funded by Anglo, has a US$3.4 million commitment to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities over the next three years (refer to Community Engagement in 1.2.3)

The Company has no lines of credit or other sources of financing.

1.8        Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

The Company transacted with Hunter Dickinson Services Inc. ("HDSI"), a private company which until recently was owned equally by several public companies, one of which was Northern Dynasty. HDSI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management services, including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Costs for services rendered by HDSI to the Company for year ended December 31, 2009 were $1.6 million as compared to $1.3 million for the year ended December 31, 2008. The increase over 2008 is due to the Company using resources provided by HDSI to assist with ongoing administration and management of the Company including continuous disclosure obligations, shareholder communications and investor relations, as well as assisting with the Company’s role as partner in the Pebble Partnership. Costs for expenses paid by HDSI and reimbursed by the Company for the year ended December 31, 2009 amounted to $0.6 million as compared to $0.9 million for the year ended December 31, 2008.

The Company also paid $3,000 (2008 – $16,000) to Sidev Holdings Ltd., a private company controlled by a former director of Pebble East Claims Corp., a wholly owned private US subsidiary of the Pebble Partnership, which provided project management services at market rates.

1.10     Fourth Quarter

The Company recorded a loss for the fourth quarter of 2009 of $2.2 million as compared to an income of $4.0 million in the fourth quarter of 2008, mainly due to foreign exchange gains recognized on the Company’s US dollar cash balances in 2008. In the fourth quarter of 2008, there was a foreign exchange gain of $6.5 million as compared to loss of $0.01 million in the fourth quarter of 2009. The gain in 2008 was the result of foreign exchange gains realized by the Company when it converted the majority of its US dollar cash and equivalents (approx. US$35 million) into Canadian dollars and the appreciation of the US dollar by approximately twenty (20) basis points relative to the Canadian dollar.

The increase in loss was also due to exploration expenses and office and administration expenses which increased over the prior year quarter. The Company conducted certain engineering studies for its own account in relation to the Pebble Project. Share-based compensation decreased to $1.3 million for the quarter compared to $2.4 million in the previous year due to the vesting of previously granted share options. The Company recognizes the fair value of options at the grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. Once options become fully vested, no further share-based compensation is recognized on the fully vested options. The Company also earned only $0.1 million in interest as compared to $0.4 million due to lower interest rates in 2009.

As a result of the depreciation of the US dollar in the fourth quarter of 2009 (from approximately 1USD=1.07CAD on October 1, 2009 to 1USD=1.05CAD at December 31, 2009), the Company also recorded an exchange loss in other comprehensive loss of $2.0 million during the fourth quarter relating to the exchange differences arising on translation of the Company’s equity investment in the Pebble Partnership, which has a US dollar functional currency. In the fourth quarter of 2008, the US dollar appreciated from 1USD=1.06CAD to 1USD=1.22CAD, resulting in an exchange gain in other comprehensive income of $15.4 million on the Company’s equity investment in the Pebble Partnership.

1.11     Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

1.12     Critical Accounting Estimates

The Company's significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2009. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the following:

i.	the recoverability of amounts receivable which are included in the consolidated statements of financial position;

ii.	the carrying value of the investment in the Pebble Partnership and the recoverability of the carrying value included in the consolidated statements of financial position;

iii.	the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;

iv.	the inputs used in accounting for share-based compensation expense in profit or loss; and

v.

the provision for income taxes which is included in profit or loss and the composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2009.

1) Mineral resources and reserves, and the carrying values of the Company’s investment in the Pebble Partnership

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of the Company’s investment in the Pebble Partnership.

2) Impairment analysis of assets

At each financial reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At December 31, 2009, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At December 31, 2009, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

4) Share-based compensation expense

From time to time, the Company grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

The following weighted average assumptions and inputs were used to estimate the fair value of options granted during the year:

  Risk free rate – 1.79%
  Expected life – 3.9 years
  Expected volatility – 64%
  Grant date share price – $5.41
  Expected dividend yield – nil

5) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of deferred income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

A deferred tax difference would arise on the carrying value of the investment in the Pebble Partnership as a result of historical transactions. The Company recognizes net deferred tax liabilities as it believes it does not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

1.13     Changes in Accounting Policies including Initial Adoption

(a)	Transition to and Initial Adoption of IFRS

Effective January 1, 2009 the Company early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") on March 2, 2009.

The accounting policies as set out in Note 2 of the consolidated financial statements have been applied consistently to all periods presented in the consolidated financial statements.

Impact of IFRS on Our Organization

The result of the conversion to IFRS can be seen in the way the Company now presents its financial results. The Company’s conversion involved reviewing and changing accounting policies; restating comparative period information; reviewing organizational and internal controls and determining if any changes were required in the Company’s accounting systems. To facilitate the process and ensure that the full impact of the transition to IFRS was understood and managed appropriately, the Company retained the services of an external third party accounting firm and employed the services of an IFRS conversion project manager. During the transition the Company ensured that key accounting personnel were prepared and and had a thorough understanding of IFRS through external training whereby accounting personnel attended several training courses on the adoption and implementation of IFRS, and through assisting with the scoping and design phases of the transition including assistance with the preparation of reconciliations between Canadian GAAP historical information and IFRS. The Company also ensured that directors were kept informed through update presentations to ensure an appropriate understanding of IFRS during the transition process. The impact of the conversion to IFRS on the Company’s accounting systems however, has been minimal as the Company is still in the exploration phase. The Company’s internal and disclosure control processes, as currently designed, have not required significant modifications as a result of its conversion to IFRS. The Company has assessed the impacts of adopting IFRS on our contractual arrangements, and has not identified any material compliance issues. The Company has considered the impacts that the transition will have on our internal planning process and compensation arrangements and has not identified any significant impacts.

First Time Adoption of IFRS

The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

to apply the requirements of IFRS 3, Business Combinations, prospectively from January 1, 2008, the "Transition Date";

to apply the requirements of IFRS 2, Share-based payment, to equity instruments granted which had not vested as of the Transition Date; and

to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in Note 16 in the notes to the consolidated financial statements and which is also discussed below.

(i)       Basis of Consolidation

Under GAAP, the Group accounted for its interest in the Pebble Partnership (“Partnership”) as a variable interest entity (“VIE”) with the Group as the primary beneficiary. The Partnership was determined to be a VIE because the total equity investment at risk is not sufficient to permit the Partnership to finance its mine development activities without additional financial support from its partners. The Partnership will be required to incur several hundred millions of dollars over several years to achieve its business objective to engineer, permit, construct and operate a modern, long-life mine. Although both Anglo and the Group each hold an equal 50% voting interest in the Partnership, the Group’s exposure to the potential expected losses of the VIE is greater than Anglo’s because at any point in time prior to Anglo completing its full cash contribution of US$1.425 billion to retain its 50% interest in the Pebble Partnership, Anglo has the ability to withdraw from the Partnership and the Group will be required to fund 100% of the remaining Partnership expenditures. Consequently, the Group concluded that the primary beneficiary of the Partnership would be the Group. Accordingly, the Group consolidated 100% of the Partnership, and previously reported a non-controlling interest.

IFRS does not include the concept of a variable interest entity. IFRS requires the Group to consolidate entities including Special Purpose Entities only where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Group has determined that it has joint control of the Pebble Partnership as the Group holds 50% of the voting interest of the Partnership with Anglo holding the other 50%. The Group does not control the Partnership based on voting interest and does not own more than half of the voting power. Furthermore, both Anglo and the Group have equal rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s board of directors. Decision making is governed by the Partnership’s board of directors, with equal representation from Anglo and the Group. The structure of the board of directors and the voting requirements result in joint decision making by Anglo and the Group in all circumstances. Under IFRS, the Group can elect to use either the equity method or proportionate consolidation method to account for its interest in the Pebble Partnership. The Group has elected to apply the equity method to account for its interest in the Pebble Partnership, and the carrying value of the investment is the Group’s cost of investment to date in US dollars.

Business combinations that occurred prior to January 1, 2008 were not accounted for in accordance with IFRS 3, Business Combinations ("IFRS 3") or IAS 27, Consolidated and Separate Financial Statements, in accordance with the IFRS 1 exemption discussed above.

(ii)      Deferred Tax on Mineral Properties

Under Canadian GAAP, the Company recognized a future income tax liability on temporary differences arising on the acquisition of the Pebble mineral property interest from a related party (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination. IAS 12, Income Taxes, does not permit the recognition of deferred taxes on such transactions.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Upon the adoption of IFRS, the Company derecognized the impacts of all future income tax liabilities which had previously been recognized on the initial acquisition of the Pebble mineral property interest. The Company has also determined that a deferred tax liability is required to be recognized under IAS 12 for temporary differences related to its equity interest in the Pebble Partnership and has recorded such upon transition to IFRS.

(iii) Share-based Payment

Under Canadian GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants is measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, Share Based Payment, is similar to Canadian GAAP and requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. Forfeitures are estimated at the time of grant. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied under Canadian GAAP and resulted in certain contractors and consultants being classified as employees under IFRS.

For the share purchase options granted to the individuals reclassified, changes in fair value after the grant date previously recognized for Canadian GAAP purposes has been adjusted. The adjustments were calculated only for unvested options issued and outstanding as of and after the Transition Date.

(iv) Cumulative Translation Differences

IFRS requires that the functional currency of each entity of the Company be determined separately. The Company has determined that as at the Transition Date the Canadian dollar was the functional currency of all entities in the Company except the Pebble Partnership, which has a US dollar functional currency. In accordance with IFRS 1 optional exemptions, the Company elected to transfer the cumulative foreign currency translation differences, recognized as a separate component of equity, to deficit at the Transition Date.

(b)	Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

The group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after January 1, 2010 or later periods. These include:

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

IFRS 3 (Revised), Business Combinations, effective for annual periods beginning on or after July 1, 2009;
IFRS 9, Financial Instruments – Classification and Measurement, effective January 1, 2013;
Amendments to IAS 24, Related Party Disclosures, effective January 1, 2011; and

Amendments to IAS 27, Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31, Investments in Joint Ventures, effective for annual periods beginning on or after July 1, 2009

At the financial position reporting date, the following accounting interpretation was in issue but not yet effective: IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments. This interpretation is not expected to have any impact on the financial results of the Group.

The Company anticipates that the adoption of these standards and interpretations in future periods will have no material impact on the consolidated financial statements of the Group except for additional disclosures.

1.14     Financial Instruments and Other Instruments

The Group does not have any derivative financial instruments.

1) Non-derivative financial assets:

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, available-for-sale financial assets, and loans and receivables.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Available-for-sale financial assets

The Group’s investments in marketable securities are classified as available-for-sale ("AFS") financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments are recognized directly in equity.

Loans and receivables

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable and balances receivable from a related party.

2) Non-derivative financial liabilities:

The Group has the following non-derivative financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

3) Financial Risk Management

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Group limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the likely short term cash requirements. The Group’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand by the Group for its programs.

The Group has no contractual obligations other than current trade payables.

Foreign Exchange Risk

The Group is exposed to foreign exchange risk as some of its cash and cash equivalents are held in US dollars. Also certain of the Group’s corporate expenses are incurred in US dollars. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

The exposure of the Group’s cash and cash equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk is as follows:

Currency	As at December 31, 2009		As at December 31, 2008		As at January 1, 2008
	Foreign	Amount in	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars	amount	dollars
US dollars
Cash and cash equivalents	$651	$684	$1,028	$1,250	$36,496	$36,177
Amounts receivable	–	–	–	–	18	18
Total financial assets	$651	$684	$1,028	$1,250	$36,514	$36,195

The exposure of the Group’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk is as follows:

Currency	As at December 31, 2009		As at December 31, 2008		As at January 1, 2008
						Amount
	Foreign	Amount in	Foreign	Amount in	Foreign	in
	currency	Canadian	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars	amount	dollars
US dollars
Amounts payable and other liabilities	$1	$1	$–	$–	$357	$353
Total financial liabilities	$1	$1	$–	$–	$357	$353

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $68 in the year (2008 – $125). This sensitivity analysis includes only outstanding foreign currency denominated monetary items, and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Interest rate risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 10 basis point increase or decrease in interest rates would have resulted in an increase or decrease in the loss of approximately $33 in the year (2008 – $112).

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Commodity price risk

While the value of the Group’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Group currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Group's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Group's approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

1.15     Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A.

	Expiry date	Exercise price	Number	Number
Common shares				93,730,366

Share purchase options	April 14, 2011	$9.74	27,500
	April 30, 2011	$7.25	180,000
	October 27, 2011	$3.00	118,519
	February 2, 2012	$5.00	385,668
	February 4, 2012	$5.00	1,350,317
	February 20, 2012	$10.95	150,000
	March 26, 2012	$8.25	25,000
	April 11, 2013	$9.74	75,000
	August 22, 2013	$5.35	40,000
	October 27, 2013	$3.00	107,000
	February 2, 2014	$5.00	1,993,000
	February 4, 2014	$5.00	146,667	4,598,671

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

1.15.3 Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

1.15.4 Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decisions-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

The Company’s internal control over financial reporting as of December 31 2009, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2009. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

1.15.5 Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

1.15.6 Risk Factors

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project.

The Pebble Project’s mineral property interests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before the Company or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”. Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures the Company the Pebble Partnership incurred on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost.

Feasibility work to determine the viability of the Pebble Project have not been completed

Final feasibility work has not been done to confirm the pit or underground mine design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit or other mine design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Cost estimates used are based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although the Company believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Volatility in Metal Prices

The project has been evaluated using projected long-term price levels for copper, gold and molybdenum. Prices for these commodities are historically volatile, and the Company has no control of or influence on those prices, all of which are determined in international markets. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices.

The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause unfavorable changes in the economics of the project and may result in investors being unprepared to finance mineral projects, with the result that the Company may not have sufficient financing with which to funds its exploration and development activities.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2009

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and the Company must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at their projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets.

Although the Company and the Pebble Partnership maintains high environmental standards for its project, like most major mining projects, there are almost always public concerns about new mining projects. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the commercialization of the Pebble Project even if it is found to be economically viable and technically legally permittable.

The Company and Pebble Partnership also competes with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

The project will also require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project.